UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565 (CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the direct beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT (Suisse) SA*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares**
14	TYPE OF REPORTING PERSON CO

*	Formerly known as BCM & Partners SA.
**

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group (International) Asset Management Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group (International) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,941,999 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,941,999 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,941,999 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person is the indirect beneficial owner of approximately 6.3% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,064,900,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the Securities and Exchange Commission on October 24, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hainan Traffic Administration Holding Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person has determined that it does not have or share the power to vote, to direct the vote, to dispose, or to direct the disposition of the Ordinary Shares held by C-QUADRAT Special Situations Dedicated Fund and thus is not a beneficial owner of such shares.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Tang Development (Yangpu) Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person has determined that it does not have or share the power to vote, to direct the vote, to dispose, or to direct the disposition of the Ordinary Shares held by C-QUADRAT Special Situations Dedicated Fund and thus is not a beneficial owner of such shares.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hainan Province Cihang Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person has determined that it does not have or share the power to vote, to direct the vote, to dispose, or to direct the disposition of the Ordinary Shares held by C-QUADRAT Special Situations Dedicated Fund and thus is not a beneficial owner of such shares.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hainan Cihang Charity Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

*

The Reporting Person has determined that it does not have or share the power to vote, to direct the vote, to dispose, or to direct the disposition of the Ordinary Shares held by C-QUADRAT Special Situations Dedicated Fund and thus is not a beneficial owner of such shares.

Amendment No. 5 to Schedule 13D

This Amendment No. 6 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2017, as amended by Amendment No. 1 filed with the SEC on May 23, 2017, Amendment No. 2 filed with the SEC on December 21, 2017, Amendment No. 3 filed with the SEC on February 15, 2018, Amendment No. 4 filed with the SEC on April 20, 2018, and Amendment No. 5 filed with the SEC on April 26, 2018 (collectively, the “Schedule 13D”) is being filed on behalf of the “Reporting Persons,” as defined in the Schedule 13D and corresponding to the signatories hereto, relating to the Ordinary Shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) held for the account of C-QUADRAT Special Situations Dedicated Fund. Any capitalized terms used but otherwise undefined in this Amendment shall have the meaning given such term in the Schedule 13D.

This Amendment constitutes an exit filing with respect to the Exit Filers (as defined in Item 5(e)).

Annex A of the Schedule 13D is hereby amended and restated to read as set forth in Annex A hereto.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) C-QUADRAT Special Situations Dedicated Fund (“C-QUADRAT”), a Cayman Islands limited liability company;

(ii) C-QUADRAT Asset Management (Cayman) (“C-QAM (Cayman)”), a Cayman Islands limited liability company;

(iii) C-QUADRAT (Suisse) SA (f/k/a BCM & Partners SA), a Swiss société anonyme;

(iv) C-QUADRAT Asset Management (UK) LLP (“C-QAM (UK)”), a United Kingdom limited liability partnership;

(v) C-QUADRAT UK Ltd., a United Kingdom limited company;

(vi) C-QUADRAT Luxembourg SA, a Luxembourg société anonyme;

(vii) C-QUADRAT Investment AG (“C-QIAG”), an Austrian joint stock company;

(viii) Cubic (London) Limited (“Cubic”), a United Kingdom limited company;

(ix) HNA Group (International) Asset Management Company Limited (“HNA AMCL”), a Hong Kong limited liability company;

(x) HNA Group (International) Company Limited, a Hong Kong limited liability company (“HNA CL”);

(xi) HNA Group Co. Ltd. (“HNA Group”), a Chinese limited liability company;

(xii) Hainan Traffic Administration Holding Co. Ltd. (“Hainan Traffic Administration Holding”), a Chinese limited liability company;

(xiii) Sheng Tang Development (Yangpu) Co. Ltd (“Sheng Tang (Yangpu)”), a Chinese limited liability company;

(xiv) Hainan Province Cihang Foundation (“Cihang Foundation”), a Chinese charitable foundation; and

(xv) Hainan Cihang Charity Foundation, Inc. (“HNA Charity Foundation” and, together with the entities listed in (ix)-(xv) above, the “HNA Entities”), a New York charitable foundation.

The Schedule 13D relates to the Ordinary Shares held for the account of C-QUADRAT. See Item 5.

(b)	C-QUADRAT’s principal address is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

C-QAM (Cayman)’s business address and principal office is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

C-QUADRAT (Suisse) SA’s business address and principal office is: Rue du Général Dufour 12, 1204 Genève, Switzerland.

C-QAM (UK)’s business address and principal office is: 1 Vine Street, London, W1J 0AH, United Kingdom.

C-QUADRAT UK Ltd.’s business address and principal office is: 1 Vine Street, London, W1J 0AH, United Kingdom.

C-QUADRAT Luxembourg SA’s business address and principal office is: 4, Rue Albert Borschette, L-1246 Luxembourg.

C-QIAG’s business address and principal office is: Schottenfeldgasse 20A, 1070 Vienna, Austria.

Cubic’s business address and principal office is: 44 Southampton Buildings, London, WC2A 1AP, United Kingdom.

HNA AMCL’s business address and principal office is: Suite 3701-09, 37/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

HNA CL’s business address and principal office is: Suite 3701-09, 37/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

HNA Group’s business address and principal office is: Floor 25, HNA Building, No.7 Guoxing Avenue, Meilan District, Haikou City, Hainan Province, China.

Hainan Traffic Administration Holding’s business address and principal office is: 17/F, Jialing Plaza, Jinmao District, Haikou City, Hainan Province, China.

Sheng Tang (Yangpu)’s business address and principal office is: No.105, Building C, Xinyingwan Resettlement Area, Yangpu Hainan, China.

Cihang Foundation’s business address and principal office is: Cihang Foundation Office, West Area, 4th Floor, HNA Building, No.7 Guoxing Avenue, Haikou, China.

HNA Charity Foundation’s business address and principal office is: 747 Third Ave., 22/F, New York, NY 10017.

(c)

The principal business of C-QUADRAT is acting as an investment fund inter alia organized for the purpose of acquiring shares of Deutsche Bank. C-QUADRAT is part of the C-QUADRAT Group, which is managed by C-QIAG, an international investment manager.

HNA AMCL holds a controlling interest in C-QIAG through HNA AMCL’s controlling ownership in Cubic. HNA AMCL is a holding company that is controlled by HNA CL, which acts as an investment and management platform for HNA CL’s parent, HNA Group. HNA Group is a conglomerate encompassing core divisions of aviation & tourism, capital, technology and logistics.

Cihang Foundation is a non-profit charitable organization established under the laws of China. HNA Charity Foundation is a charitable foundation established under the laws of New York. The remaining Reporting Persons that are entities are holding companies.

In addition, C-QAM (UK), a sub-investment manager of C-QUADRAT, has the authority to vote and dispose of the Ordinary Shares held by C-QUADRAT. Similarly, C-QAM (Cayman), the holder of 100% of the voting rights of C-QUADRAT, has the ability to terminate the contracts between C-QUADRAT and C-QAM (UK) and retain control of the vote and disposition of the Ordinary Shares held by C-QUADRAT.

The business address of each person identified in Annex A is the address of the applicable Reporting Person.

(d)/(e)

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship

(i) C-QUADRAT, a limited liability company incorporated under the laws of the Cayman Islands;

(ii) C-QAM (Cayman), a limited liability company incorporated under the laws of the Cayman Islands;

(iii) C-QUADRAT (Suisse) SA, a société anonyme incorporated under the laws of Switzerland;

(iv) C-QAM (UK), a Limited Liability Partnership incorporated under the laws of the United Kingdom;

(v) C-QUADRAT UK Ltd., a limited company incorporated under the laws of the United Kingdom;

(vi) C-QUADRAT Luxembourg SA, a Société anonyme incorporated under the laws of Luxembourg;

(vii) C-QIAG, a joint stock company incorporated under the laws of Austria;

(viii) Cubic, a private limited liability company incorporated under the laws of the United Kingdom;

(ix) HNA AMCL, a limited liability company incorporated under the laws of Hong Kong;

(x) HNA CL, a limited liability company incorporated under the laws of Hong Kong;

(xi) HNA Group, a limited liability company incorporated under the laws of China;

(xii) Hainan Traffic Administration Holding, a limited liability company incorporated under the laws of China;

(xiii) Sheng Tang (Yangpu), a limited liability company incorporated under the laws of China;

(xiv) Cihang Foundation, a charitable foundation established under the laws of China; and

(xv) HNA Charity Foundation, a charitable foundation established under the laws of New York.

Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for the Ordinary Shares reported in Item 5 was approximately €2,131,543,788 including brokerage commissions, financing costs and other broker expenses.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) C-QUADRAT is the direct beneficial owner of 130,941,999 Ordinary Shares, representing approximately 6.3% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than C-QUADRAT and the Exit Filers may be deemed the indirect beneficial owner of such Ordinary Shares, as set forth in the Items 11 and 13 and the footnotes thereto of applicable cover pages of this Amendment, which are incorporated herein by reference. The calculated percentages are based on the 2,064,900,000 Ordinary Shares issued and outstanding as of September 30, 2018 as reported in the Report of Foreign Private Issuer on Form 6-K filed by Deutsche Bank with the SEC on October 24, 2018.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) Each Reporting Person other than the Exit Filers possesses sole beneficial ownership over the Ordinary Shares. Each Reporting Person has the shared or sole authority to direct the voting and disposition of Ordinary Shares as set forth in Items 7-10 and the footnotes thereto of the cover pages to this Amendment, which are incorporated herein by reference. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) is an investor in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c) No acquisitions were made in the last 60 days. The following dispositions were made in the last 60 days:

Date	Quantity	Price, EUR (Including Commissions, if any)	Fund Conducting Transaction	Location of Transaction
February 11, 2019 February 12, 2019 February 13, 2019 February 14, 2019 February 15, 2019	2,092,608 2,092,608 2,092,608 2,092,608 2,511,129	16.70 per share (Put Strike Price)	C-QUADRAT	Physical settlement of tranches of second series of collar transactions reported in Item 6.
January 28, 2019 January 29, 2019 January 30, 2019 January 31, 2019 February 11, 2019 February 12, 2019 February 13, 2019 February 14, 2019	1,869,905 2,000,000 2,000,000 2,000,000 2,000,000 2,000,000 2,000,000 2,000,000	11.44566 per share (Put Strike Price)	C-QUADRAT	Physical settlement of tranches of series of collar transactions entered into on February 13, 2018 and reported in Item 6.

(d) BL Capital through its investment in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares held by C-QUADRAT.

(e) Each of Hainan Traffic Administration Holding, Sheng Tang (Yangpu), Cihang Foundation and HNA Charity Foundation (collectively, the “Exit Filers”) ceased to be the beneficial owner of five percent of the class of securities as of February 15, 2019. Each of the Exit Filers has determined that it does not have or share the power to vote, to direct the vote, to dispose, or to direct the disposition of the Ordinary Shares held by C-QUADRAT and thus is not a beneficial owner of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

On May 8, 2018, C-QUADRAT and UBS AG amended the first series (the “first series”) and second series (the “second series”) of collar transactions that were originally entered into on April 28, 2017. With respect to the first series of collar transactions, the May 2018 amendments modified three tranches consisting of call options relating to 6,551,670 Ordinary Shares and put options relating to 6,551,670 Ordinary Shares by (i) extending the expiration date of each call and put option from May 2018 to March 2019, (ii) lowering the call strike price to €17.2752 per share and (iii) increasing the put strike price to €16.70 per share. With respect to the second series of collar transactions, the May 2018 amendments modified four tranches of call options relating to 13,950,719 Ordinary Shares by lowering the call strike price to €17.2752.

On June 11, 2018, C-QUADRAT and UBS AG amended the first and second series of collar transactions. With respect to the first series of collar transactions, the June 2018 amendments modified five tranches consisting of call options relating to 13,103,341 Ordinary Shares and put options relating to 13,103,341 Ordinary Shares by (i) extending the expiration date of the call and put options from June 2018 to March 2019 and April 2019, (ii) lowering the call strike price to €17.2752 per share and (iii) increasing the put strike price to €16.70 per share. With respect to the second series of collar transactions, the June 2018 amendments modified thirteen tranches of call options relating to 36,417,036 Ordinary Shares by lowering the call strike price to €17.2752.

On July 13, 2018, C-QUADRAT and UBS AG amended the first series of collar transactions to transfer five tranches consisting of call options relating to 13,103,343 Ordinary Shares and put options relating to 13,103,343 Ordinary Shares that were scheduled to expire in July 2018 to J.P. Morgan Securities Plc (“JPMorgan”). The new collar transaction between C-QUADRAT and JPMorgan modified the terms of the transferred tranches by (i) extending the expiration date of each call and put option to April 2019, (iii) lowering the call strike price to €17.2752 per share and (iv) increasing the put strike price to €16.70 per share.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement

99.3	Power of Attorney for HNA Entities

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: February 15, 2019

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND

By: Alexander Smith, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (CAYMAN)

By:	Walter Stresemann, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT (SUISSE) SA

By:	Fabio Michienzi, CEO

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By:	Walter Stresemann, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (UK) LLP

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	General Counsel, CCO & MLRO

C-QUADRAT UK LTD.

By:	Cristobal Mendez de Vigo, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT LUXEMBOURG SA

By:	Carlos Mendez de Vigo, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By:	Filippo Campailla, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT INVESTMENT AG

By:	Cristobal Mendez de Vigo, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By:	Carlos Mendez de Vigo, Authorized Representative

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

CUBIC (LONDON) LIMITED

By:	Alvaro De Salinas Harnden, Director

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By:	Carlo Michienzi, Non-Executive Chairman

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

HNA GROUP (INTERNATIONAL) ASSET MANAGEMENT COMPANY LIMITED

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Director

HNA GROUP (INTERNATIONAL) COMPANY LIMITED

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Director

HNA GROUP CO. LTD.

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Attorney-in-Fact**

HAINAN TRAFFIC ADMINISTRATION HOLDING CO. LTD

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Attorney-in-Fact**

SHENG TANG DEVELOPMENT (YANGPU) CO. LTD

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Attorney-in-Fact**

HAINAN PROVINCE CIHANG FOUNDATION

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Attorney-in-Fact**

HAINAN CIHANG CHARITY FOUNDATION, INC.

By:	/s/ Chao Chen
Name:	Chao Chen
Title:	Attorney-in-Fact**

*	See Power of Attorney attached to Amendment No. 4 as Exhibit 99.2.
**	See Power of Attorney for the HNA Entities attached hereto as Exhibit 99.3.

Annex A

(PERSONS THAT MAY EXERCISE CONTROL OVER ORDINARY SHARES)

Reporting Person	Directors
C-QUADRAT Special Situations Dedicated Fund	Fabio Michienzi Alexander Smith Neil Gray

C-QUADRAT Asset Management (Cayman)	Walter Stresemann

C-QUADRAT (Suisse) SA	Fabio Michienzi Walter Stresemann Nurith Cohen

C-QUADRAT UK Ltd.	Cristobal Mendez de Vigo

C-QUADRAT Luxembourg SA	Antoine Meynial Massimo Raschella Carlos Mendez de Vigo Filippo Campailla

C-QUADRAT Investment AG	Carlos Mendez de Vigo Gerd Alexander Schütz Cristobal Mendez de Vigo

Cubic (London) Limited	Carlo Michienzi Li Neng (Non-Executive Director) Alvaro de Salinas Harnden

HNA Group (International) Asset Management Company Limited	Chen Chao Li Neng Wu Jinfeng

HNA Group (International) Company Limited	Chen Feng Tan Xiangdong Chen Xiaofeng Chen Chao Zhang Ling

HNA Group Co. Ltd.	Chen Feng Li Xianhua Tan Xiangdong Chen Xiaofeng Chen Wenli Zhang Ling Huang Qijun Tong Fu Bao Qifa

Hainan Traffic Administration Holding Co. Ltd	Zhang Zhifeng

Sheng Tang Development (Yangpu) Co. Ltd	Zhang Zhifeng Fan Xiang Deng Lanbo

Hainan Cihang Charity Foundation, Inc.	Tan Xiangdong Chen Guoqing Chen Xiaofeng

Reporting Person	Name (Title)
Hainan Province Cihang Foundation

Sun Mingyu (Council President)

Chen Rijin (Council Member)

Chen Feng (Council Member)

Li Xianhua (Council Member)

Tan Xiangdong (Council Member)

Chen Xiaofeng (Council Member)

Wang Yilin (Council Member)

Chen Wenli (Council Member)